     As filed with the Securities and Exchange Commission on March 23, 2001

                                                      Registration No. 333-53978

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                Amendment No. 3

                                       to

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                                 ---------------

                           CHAMPION ENTERPRISES, INC.
             (Exact name of Registrant as specified in its charter)

               Michigan                                 38-2743168
(State or other jurisdiction of                      (I.R.S. Employer
incorporation or organization)                      Identification No.)

                          2701 Cambridge Ct., Suite 300
                          Auburn Hills, Michigan 48326
                                 (248) 340-9090
          (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                           John J. Collins, Jr., Esq.
              Senior Vice President, General Counsel and Secretary
                           Champion Enterprises, Inc.
                          2701 Cambridge Ct., Suite 300
                          Auburn Hills, Michigan 48326
                                 (248) 340-9090
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                 ---------------
                                    copy to:

                            D. Richard McDonald, Esq.
                               Dykema Gossett PLLC
                        39577 Woodward Avenue, Suite 300
                           Bloomfield Hills, MI 48304

 Approximate date of commencement of proposed sale to public: From time to time after this Registration Statement is declared effective.

If the only securities being registered on this Form are being offered pursuant to dividend or investment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
    1933, other than securities offered only in connection with dividend or reinvestment plans, please check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

 If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                                 ---------------


         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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                                   PROSPECTUS


                           CHAMPION ENTERPRISES, INC.
                               1,000,000 SHARES OF
                           COMMON STOCK, $1 PAR VALUE
                 AND 1,000,000 OPTIONS TO PURCHASE COMMON STOCK



         This prospectus offers 1,000,000 shares of common stock of Champion Enterprises, Inc. that may be issued upon the exercise of 1,000,000 options granted under our Salesperson Retention Plan. This prospectus also offers the 1,000,000 options that may be granted under our Salesperson Retention Plan. No underwriters are involved in any sale of stock under this prospectus.

         Our common stock is traded on the New York, Chicago and Pacific Stock Exchanges under the trading symbol "CHB."

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           ---------------------------

                 The date of this Prospectus is           , 2001
                                                ----------
         NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING DESCRIBED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CHAMPION ENTERPRISES, INC. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE UNDER THIS PROSPECTUS SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF CHAMPION SINCE THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE ANY OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                                TABLE OF CONTENTS

ABOUT THIS PROSPECTUS . . . . . . .  . . . . . . . . . . . . . . . . . . . . .4
WHERE YOU CAN FIND MORE INFORMATION . . . . . . . . . . . . . . . . . . . . . 4
USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5
CAUTIONARY STATEMENT CONCERNING
         FORWARD-LOOKING STATEMENTS . . . . . . . . . .  . . . . . . . . . . .5
CHAMPION ENTERPRISES, INC. . . . . . . . . . . . . . . . . . . . . . . . . . .12
DESCRIPTION OF CAPITAL STOCK . . . . . . . . . . . . . . . . . . . . . . . . .12
PLAN OF DISTRIBUTION . . . . . . . . . . . . . . . . . .  . . . . . . . . . . 13
DESCRIPTION OF THE PLAN . . . . . . . . . . . . . . . . .. . . . . . . . . . .13
LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15
EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15



                              ABOUT THIS PROSPECTUS

         This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. This prospectus provides you with a general description of the securities we may offer. As part of an effort to retain salespersons at our retailers, we have adopted a Salesperson Retention Plan. Through this Plan, salespersons may be granted options to receive stock at a later date.
                       WHERE YOU CAN FIND MORE INFORMATION

         Champion Enterprises, Inc. files reports, proxy statements, and other information with the SEC. Such reports, proxy statements, and other information concerning Champion can be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including Champion. Champion's common stock is listed on the New York Stock Exchange, the Chicago Stock Exchange, and the Pacific Stock Exchange under the trading symbol "CHB." These reports, proxy statements, and other information are also available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104

         This prospectus is part of a registration statement filed with the SEC by Champion. The full registration statement can be obtained from the SEC as indicated above, or from Champion.

         The SEC allows Champion to "incorporate by reference" the information it files with the SEC. This permits Champion to disclose important information to you by referencing these filed documents. Any information referenced in this way is considered part of this prospectus, and any information filed with the SEC subsequent to this prospectus will automatically update and supersede this information. Champion incorporates by reference the documents listed below which have been filed with the SEC:


         -      Annual Report on Form 10-K for the year ended December 30, 2000;





         -      Current Report on Form 8-K filed March 20, 2001


         Champion incorporates by reference any future filings made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934 from the date of this prospectus until the termination of the offering of the securities covered by this prospectus.

         Any statement contained in a document incorporated by reference in this registration statement will be considered to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this registration statement or in any subsequently filed document that is incorporated by reference modifies or supersedes such statement. Any statement that is modified or superseded will not, except as so modified or superseded, constitute a part of this prospectus.

         Champion will provide without charge, upon written or oral request, a copy of any or all of the documents which are incorporated by reference in this prospectus, other than exhibits which are specifically incorporated by reference into such documents. Requests should be directed to John J. Collins, Jr., Senior Vice President, General Counsel and Secretary at our principal executive offices, located at 2701 Cambridge Ct., Suite 300, Auburn Hills, Michigan 48326 (telephone number: (248) 340-9090).

                                 USE OF PROCEEDS

         This offering of common stock is made for the purpose of providing additional incentive to participants in our Salesperson Retention Plan to remain with their current employer. We will not receive any proceeds from the offering of Common Stock.

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

         Some statements contained in this document or incorporated by reference in this document constitute forward-looking statements as such term is defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These statements reflect our views with respect to future plans, events and performance.

GENERAL INDUSTRY CONDITIONS - THE CURRENT DOWNTURN IN THE MANUFACTURED HOUSING INDUSTRY HAS ADVERSELY AFFECTED OUR OPERATING RESULTS. IF THE CURRENT DOWNTURN DOES NOT IMPROVE, OUR SALES MAY NOT INCREASE AND WE MAY SUFFER FURTHER LOSSES.

         The manufactured housing industry has experienced declining sales since mid-1999 as a result of the reduced availability of consumer financing and an increase in the number of repossessed homes on the market. As a result, the industry is experiencing excess inventory levels and excess production capacity, which may take another year or longer to normalize. Based on reports published by the National Conference of States on Building Codes and Standards, during 2000 industry wholesale shipments of manufactured housing decreased 28%. According to reports published by Statistical Surveys, Inc., during 2000 industry retail sales declined 19%. In addition, we estimate approximately 2,500 retail locations, or about 25% of the total industry, and 85 manufacturing facilities, or 25% of industry manufacturing facilities, have closed since mid-1999. As a result, in 2000 we recorded pretax goodwill impairment charges of $190 million primarily related to our prior retail acquisitions and we reported a pretax loss of $31 million, excluding the goodwill impairment charges. If the current downturn in the industry does not improve, our sales may decline and we may suffer further losses.

INTEREST RATES; THIRD-PARTY FINANCING - TIGHTENED CREDIT STANDARDS AND INCREASED INTEREST RATES AMONG WHOLESALE AND RETAIL HOME LENDERS HAS REDUCED OUR SALES. IF SUCH WHOLESALE AND RETAIL FINANCING WERE TO BECOME FURTHER CURTAILED OR UNAVAILABLE, WE MAY EXPERIENCE FURTHER SALES DECLINES.

         Champion owned retailers and independent retailers and the consumers who buy our homes typically secure wholesale and retail financing, respectively, from third-party lenders. The availability, terms and costs of both wholesale and retail financing depend on the lending practices of financial institutions, governmental policies and economic and other conditions, all of which are beyond our control. A consumer seeking to finance the purchase of a manufactured home without land will generally pay a higher interest rate and have a shorter loan maturity than will a consumer seeking to finance the purchase of land and a home. Manufactured home retail financing is at times more difficult to obtain than financing for site-built homes. In particular, since 1999, retail lenders have tightened the credit underwriting standards and increased interest rates for loans to purchase manufactured homes, which in turn has reduced our sales. Further, lenders to our independent retailers have increased their underwriting standards recently, which may impair the ability of our retailers to finance the purchase of homes from us. If either consumer or retailer financing were to become further curtailed or unavailable, we may experience further sales declines.

ZONING - IF THE MANUFACTURED HOME INDUSTRY IS UNABLE TO GAIN WIDESPREAD ACCEPTANCE OR SECURE FAVORABLE LOCAL ZONING ORDINANCES, OUR SALES COULD DECLINE AND OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION COULD BE MATERIALLY ADVERSELY AFFECTED.

         Limitations on the number of sites available for placement of manufactured homes or on the operation of manufactured housing communities could negatively affect the demand for manufactured homes and our sales. Manufactured housing communities and individual home placements are subject to local zoning ordinances and other local regulations relating to utility service and construction of roadways. In the past, property owners often have resisted the adoption of zoning ordinances permitting the location of manufactured homes in residential areas, which we believe has restricted the growth of the industry. Manufactured homes may not receive widespread acceptance and localities may not adopt zoning ordinances permitting the development of manufactured home communities. If the manufactured home industry is unable to gain widespread acceptance or secure favorable local zoning ordinances, our sales could decline and our business, results of operations and financial condition could be materially adversely affected.

FLUCTUATIONS IN OPERATING RESULTS - THE CYCLICAL AND SEASONAL NATURE OF THE HOUSING MARKET CAUSES OUR REVENUES AND OPERATING RESULTS TO FLUCTUATE. WE EXPECT THIS FLUCTUATION TO CONTINUE IN THE FUTURE, WHICH COULD RESULT IN OPERATING LOSSES DURING PERIODS OF CYCLICAL DOWNTURNS IN THE HOUSING MARKET.

         The manufactured housing industry is highly cyclical and is influenced by many national and regional economic and demographic factors, including:

         -  consumer confidence;

         -  interest rates;

         -  availability of financing for home buyers and retailers;

         -  regional population and employment trends;

         -  housing demand; and

         -  general economic conditions, including inflation and recessions.

These factors have in the past, and in the future may, negatively impact our business. In addition to these factors, the housing industry is affected by seasonality. Sales during the period from March to November are traditionally higher than in other months. As a result of economic, demographic and seasonal trends, our revenues and operating results fluctuate, and we expect them to continue to fluctuate in the future. We may experience operating losses during periods of cyclical downturns in the housing market.

COMPETITION - THE MANUFACTURED HOUSING INDUSTRY IS VERY COMPETITIVE. IF WE ARE UNABLE TO EFFECTIVELY ADDRESS THIS COMPETITION, OUR GROWTH COULD BE LIMITED AND OUR SALES COULD DECLINE.

         The manufactured housing industry is highly competitive at both the manufacturing and retail levels, with competition based upon several factors, including price, product features, reputation for service and quality, and depth of retail inventory. Numerous companies produce manufactured homes in our markets. A number of our manufacturing competitors also have their own retail distribution systems. In addition, there are many independent manufactured housing retail locations in most areas where we have retail operations. Since barriers to entry for manufactured housing retailers are very low, we believe that it is easy for new retailers to enter into our markets as competitors. In addition, our products compete with other forms of low to moderate-cost housing, including site-built, prefabricated and modular homes, apartments, townhouses and condominiums. If we are unable to effectively address this competition our retail sales and wholesale shipments could be reduced. As a result, our growth could be limited and our sales could decline.

CERTAIN ELEMENTS OF OUR BUSINESS STRATEGY MAY NOT SUCCEED - OUR BUSINESS STRATEGY MAY NOT ADEQUATELY ADDRESS THE ISSUES CURRENTLY FACING OUR COMPANY AND THE MANUFACTURED HOUSING INDUSTRY OR CORRECTLY IDENTIFY FUTURE TRENDS IN THE INDUSTRY. ANY FAILURE OF OUR BUSINESS STRATEGY COULD CAUSE OUR SALES TO DECLINE.

         During 1999 and 2000, retail sales and wholesale shipments of new manufactured homes decreased as a result of the industry's tightened consumer credit standards, increased repossessions and excess retail inventory and retail locations. As a result, our operating results have been adversely affected and we have closed a significant number of manufacturing facilities and retail sales centers. We are implementing a strategy designed to address these issues. This strategy may not be successful because the reasons for the decline in demand or future trends in the industry may not be correctly identified, and our operating results may not improve. For example, our modified sales rebate programs and retailer training programs may be unsuccessful in increasing the frequency of inventory turnover and reducing excess inventories and our corresponding contingent repurchase obligation. In addition, factors beyond our control, such as increased competition, reductions in consumer demand or an economic downturn, may offset any improved operating results that are attributable to our strategy. Any failure of our business strategy could cause our sales to decline.

DEPENDENCE UPON INDEPENDENT RETAILERS - IF WE ARE UNABLE TO ESTABLISH OR MAINTAIN RELATIONSHIPS WITH SOLVENT INDEPENDENT RETAILERS WHO SELL OUR HOMES, OUR SALES AND REVENUES MAY DECLINE.

         During 2000, 84% of our wholesale shipments of homes were made to independent retail locations throughout the United States and western Canada. As is common in the industry, independent retailers may sell manufactured homes produced by competing manufacturers. We may not be able to establish relationships with new independent retailers or maintain good relationships with independent retailers that sell our homes. Even if we do establish and maintain relationships with independent retailers, these retailers are not obligated to sell our manufactured homes exclusively, and may choose to sell our competitors' homes instead. The independent retailers with whom we have relationships can cancel these relationships on short notice. In addition, these retailers may not remain financially solvent as they are subject to the same industry, economic, demographic and seasonal trends that we face. If we do not establish and maintain relationships with solvent independent retailers in one or more of our markets, sales and revenues in those markets may decline.

EFFECT ON LIQUIDITY - CURRENT INDUSTRY CONDITIONS AND OUR RECENT OPERATING RESULTS HAVE LIMITED OUR SOURCES OF CAPITAL. IF THIS SITUATION DOES NOT IMPROVE AND IF WE NEED TO LOCATE ALTERNATIVE SOURCES OF CAPITAL, BUT ARE UNABLE TO DO SO, WE MAY NOT BE ABLE TO EXPAND OUR BUSINESS, AND WE MAY NEED TO LIMIT OUR OPERATIONS.

         We depend on our cash balances, cash flows from operations, our bank line of credit facility and floor plan facilities to finance our operating requirements, capital expenditures and other needs. The downturn in the manufactured housing industry together with our recent operating results have limited availability under our bank line of credit facility and decreased sources for floor plan financing.

         During 2000, our credit line facility was changed from a $200 million unsecured facility to a $75 million secured facility. Availability under the facility is limited to a borrowing base calculated based on qualifying accounts receivable and inventories as defined in the facility. At the end of February 2001, the calculated borrowing base was $63 million and there were $33 million of letters of credit and $15 million of borrowings outstanding under the facility. As a result, remaining borrowing availability at February 2001 month end was $15 million.

     During the past two years some of the manufactured housing industry floor plan lenders have elected to exit or reduce their participation in the market. We currently finance most of the new home inventory at Champion owned stores through borrowings from Conseco Finance. In July 2000, Conseco Finance made a verbal request that we reduce our floor plan borrowings with them in order to meet certain of its concentration requirements. Since receiving this request, we have reduced our total floor plan borrowings with Conseco Finance from over $121 million in July 2000 to $80 million at March 22, 2001. Conseco Finance has recently requested that we continue to reduce our floor plan borrowings with them to $60 million by June 30, 2001 and to $40 million by September 30, 2001. In an effort to meet this request we are reducing retail inventory, obtaining alternate floor plan financing and seeking additional finance sources. If the availability under our floor plan borrowings or credit line facility or cash flow from operations is insufficient to finance our operations and alternative capital is not available, we may not be able to expand our business, and we may need to limit our operations.

CONTINGENT LIABILITIES - WE HAVE, AND WILL CONTINUE TO HAVE, SIGNIFICANT CONTINGENT REPURCHASE OBLIGATIONS, SOME OF WHICH MAY BECOME ACTUAL OBLIGATIONS THAT NEED TO BE PAID OR FINANCED.

         As is customary for retailers throughout the manufactured housing industry, most of our retailers finance their wholesale purchases of homes through floor-plan arrangements under which a financial institution provides the retailer with a loan for the purchase price of the home and maintains a security interest in the home as collateral. In connection with a floor-plan arrangement, the financial institution that provides the retailer financing customarily requires us to enter into a separate repurchase agreement with the financial institution. Under this separate agreement, we are obligated, for a period of 12 months to 15 months from the date of the sale, upon default by the retailer and repossession of the home by the financial institution, to purchase from the lender the related floor plan loan or the home at a price equal to the unpaid principal amount of the loan, plus certain administrative and handling expenses, reduced by the amount of any damage to the home and any missing appliances. Our maximum potential repurchase obligation at December 30, 2000 was $430 million, exclusive of any resale value of the homes, compared to $630 million a year earlier. During 2000, we paid $19.1 million and incurred losses of $6.0 million under repurchase agreements related to 660 homes resulting from defaults by 86 independent retail companies. We may be required to honor some or all of our repurchase obligations in the future and we may suffer additional losses with respect to, and as a consequence of, these financial arrangements.

SIGNIFICANT LEVERAGE - OUR SIGNIFICANT DEBT COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH AND PREVENT US FROM FULFILLING OUR DEBT OBLIGATIONS. IF WE ARE UNABLE TO PAY OUR DEBT OBLIGATIONS WHEN DUE, WE COULD BE IN DEFAULT UNDER OUR DEBT AGREEMENTS AND OUR LENDERS COULD ACCELERATE OUR DEBT OR TAKE OTHER ACTIONS WHICH COULD RESTRICT OUR OPERATIONS.

         We have a significant amount of debt, which as of December 30, 2000, consisted of long-term debt of $226 million and floor plan payables of $114 million. We also have contingent debt obligations with respect to $33 million of letters of credit and $40 million of surety bonds. This indebtedness could have important consequences on the Company. For example, it could:

                  - limit our ability to obtain future financing for working capital, capital expenditures, acquisitions, debt service requirements, surety bonds or other requirements;
                  - require us to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our indebtedness and reduce our ability to use our cash flow for other purposes;
                  - limit our flexibility in planning for, or reacting to, changes in our business and the manufactured housing industry;
                  - place us at a competitive disadvantage because we have more indebtedness than some of our competitors; and
                  - make us more vulnerable in the event of a downturn in our business or in general economic conditions.

         In addition, our future cash flows may be insufficient to meet our debt obligations. The factors that affect our ability to generate cash can also affect our ability to raise additional funds to meet our debt service and other obligations through the sale of equity securities, the refinancing of debt, or the sale of assets. Our business may not generate sufficient cash flow from operations and borrowings may not be available to us under our revolving credit facility in an amount sufficient to enable us to pay our debt or to fund other liquidity needs. Borrowings under our revolving credit facility and floor plan facilities bear interest at floating rates so increase in the prevailing interest rates may also affect our ability to meet our debt service obligations.

         We may need to refinance all or a portion of our debt on or before maturity. We may not be able to refinance any of our debt, including our revolving credit facility, on commercially reasonable terms or at all. If we are unable to refinance our debt obligations, we could be in default under our debt agreements, and our lenders could accelerate our debt or take other actions which could restrict our operations.

RESTRICTIVE COVENANTS - THE TERMS OF OUR DEBT PLACE RESTRICTIONS ON US AND OUR SUBSIDIARIES, REDUCING OPERATIONAL FLEXIBILITY.

         The documents governing the terms of certain of our indebtedness contain covenants that place restrictions on us and our subsidiaries. Our bank credit facility and certain floor plan facilities include covenants that restrict our and our subsidiaries' ability to, among other things:

                  - incur capital expenditures, including payments under capitalized leases, in each fiscal year;

                  - incur additional indebtedness, guarantees, leases and liens;

                  -        use of proceeds from the sale of certain assets;

                  -        make advances, investments and loans;

                  - pay dividends, repurchase our common stock or make other distributions on our common stock;

                  -        enter into transactions with affiliates;

                  -        enter into joint ventures;

                  - merge with, consolidate into or acquire other companies;

                  -        make changes to our business; and

                  -        make changes in our management.

         Our credit facilities include financial performance covenants that require us to maintain specified earnings levels and net worth.

         If we fail to comply with any of these covenants, the lenders could cause our debt to become due and payable prior to maturity. If this debt were to accelerate, our assets might not be sufficient to repay our debt in full.

DEPENDENCE UPON WALTER R. YOUNG AND OTHER KEY PERSONNEL - THE LOSS OF ANY OF OUR EXECUTIVE OFFICERS COULD REDUCE OUT ABILITY TO ACHIEVE OUR BUSINESS PLAN AND COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND OPERATING RESULTS.

         We depend on the continued services and performance of our executive officers, including our Chairman, President and Chief Executive Officer, Walter
R. Young. If we lose the service of Mr. Young or any of our executive officers, it could reduce our ability to achieve our business plan and could have a material adverse effect on our business and operating results.

                           CHAMPION ENTERPRISES, INC.

         Champion Enterprises, Inc. is the world's largest homebuilder, with 57 manufacturing facilities in 17 states and two Canadian provinces. Since the company was founded in 1953, we have built more than 1.4 million homes. The homes are constructed in a quality-controlled environment at our off-site manufacturing facilities, sold through our national retailer network, then transported to the home site.

         We are also one of the industry's leading retailers, operating 290 retail housing centers in 29 states. In addition, our homes are sold through over 1,000 independent retail locations that have joined our Alliance of Champions marketing program.

         Through HomePride Finance Corp., our finance business, we provide retailers with access to consumer credit at competitive rates by consolidating significant loan origination volume. Champion Development Corp., our development arm, is one of the nation's leading manufactured housing community developers, with investments in 14 communities in 7 states.

         Champion has approximately 15,000 employees. Our principal executive offices are located at 2701 Cambridge Court, Suite 300, Auburn Hills, Michigan 48326. Our telephone number is (248) 340-9090. Our web site is www.championhomes.net. The information contained on our web site is not incorporated by reference in this prospectus.

                          DESCRIPTION OF CAPITAL STOCK

         Our authorized capital stock is 120,000,000 shares of common stock, $1.00 par value, and 5,000,000 shares of preferred stock, no par value. At February 28, 2001, 47,406,706 shares of common stock and no shares of preferred stock were outstanding. In addition to the summary of our common stock that follows, we encourage you to review our articles of incorporation and bylaws, which we have filed with the SEC.

COMMON STOCK

         Holders of our common stock are entitled to one vote for each share held of record on all matters on which shareholders are generally entitled to vote. The vote of the holders of a majority of the stock represented at a meeting at which a quorum is present is generally required to take shareholder action, unless a greater vote is required by law. Directors are elected by a plurality of the votes cast at any election and there is no cumulative voting of shares.

         Holders of common stock have no preemptive rights. Subject to the applicable laws and the rights of the holders of the preferred stock, holders of commons stock are entitled to such dividends as may be declared by our board of directors. The common stock is not entitled to any sinking fund, redemption or conversion provisions. Upon our dissolution, liquidation or winding up, the holders of our common stock are entitled to share ratably in our net assets remaining after the payment of all creditors and liquidation preferences of preferred stock. The outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable.


                              PLAN OF DISTRIBUTION
         We are offering 1,000,000 options to purchase shares of common stock and 1,000,000 shares of common stock that will be issued upon the exercise of options granted to participants in our Salesperson Retention Plan. Persons eligible to participate in the plan are employee and non-employee salespersons at Champion-owned retail housing centers and at independent retailers who are among our Champion Home Center retailers, provided each participant has been a salesperson for his or her current employer for at least six months. Participants will be selected by our chief executive officer, or such other person as the chief executive officer may designate. These selections will be made without the necessity of any action on the part of the participant.

         As long as the participant meets the requirements of the plan as described below, shares of common stock will automatically vest to such participant as of the third anniversary of the first day of the plan year in which the respective options were granted. The shares will be automatically issued to the participant without any action on his or her part. The consideration for the options and for the issuance of the shares will be the length of time that the participant has remained with his/her current employer.
                             DESCRIPTION OF THE PLAN
         The description of the plan in this prospectus is merely a summary of the plan although it contains all material aspects of the plan. For a full description of the plan, please review the full text of the plan which has been provided to you.
         Each plan year will run from January 1 through December 31. The plan will continue until terminated at our discretion. Our chief executive officer will decide which participants will receive shares and how many shares are granted to each participant. Prior to the end of the first quarter of each plan year, our chief executive officer will grant all options to participants for that plan year. Prior to the end of the first quarter of any given year, each participant will be informed of the number of options that were granted to such participant that year. Each participant may be granted up to 100 options in any plan year or such greater amount as determined by the chief executive officer. In order for the options to vest and for the participant to be issued a stock certificate,

         - the participant must remain with his/her current employer until the third anniversary of the first day of the plan year in which options were granted; and

         - the participant's employer must be a Champion Home Centers Retailer at the time the options vest.

         If the participant leaves his/her employ for any reason at any time prior to the expiration of the three-year vesting period, the right to receive the shares will be forfeited automatically and no rights whatsoever accompanying stock ownership will ever be conferred upon the participant. Once the options vest, we will forward to the participant a stock certificate for the vested shares. Each option will entitle the participant to one share of common stock upon vesting of the option.

         After each plan year, we may forward to each participant a statement outlining such participant's "account". The statement will specify the number of options issued to the participant and the date upon which the options will vest to the participant. Unless and until the common stock vests, the participant has only received options to receive stock in the future subject to certain conditions. However, should the participant continue with his/her employment throughout the three-year vesting period and the other conditions are met, the option will automatically be exercised on December 31st of the plan year in which such options vest.

         The shares of common stock will be automatically issued to the participant without the necessity of any action on the part of the participant. The consideration for the options and for the issuance of shares will be the length of time that the participant has remained with his/her current employer. Any share certificates will be automatically mailed to the participant during the quarter following the end of the plan year in which such options vest.

         We will keep all information about the participant including such participant's name, address and social security number. Because grants are automatic, the participant and the participant's employer must keep his/her information current with us.. The employer and the participant must forward this information, along with any changes in employment status, to us whenever such information changes, or upon request. Shares will be issued in the name of the participant and according to the other information that we have on file, and we will not be responsible for any damages relative to any errors in this information.

         We may amend the plan at any time, and we may terminate the Plan at any time, but no amendment or modification of the plan will in any manner adversely affect any options already granted under the plan without the consent of the participant holding such option. Amendments to the plan announced by us from time to time will become effective at such times as we determine. Each participant will receive a new copy of the plan whenever it is amended. Termination of the plan will not affect the rights of holders of any unvested or vested shares.

         Our Board of Directors will administer the plan. The Board will interpret the plan, prescribe, amend, and rescind rules and regulations relating to the plan, and make all other determinations concerning the plan's administration. The decision of the Board on any question concerning the interpretation of the plan or any option granted under the plan will be final and binding. No member of the Board will be liable for any action or determination made in good faith with respect to the plan or any grant under the plan. The Board has delegated authority to our chief executive officer to administer the plan on behalf of the Board. Occasionally, the Board may provide terms for and place limitations on the chief executive officer's administration of the plan. The chief executive officer, or the his or her designee, will keep records, send statements of account activity to participants and perform clerical and ministerial duties related to the plan.

                                  LEGAL MATTERS
         Legal matters relating to the validity of the securities being offered by this prospectus have been passed upon for Champion by Dykema Gossett PLLC, Bloomfield Hills, Michigan.
                                     EXPERTS


         The financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 30, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers, LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.



                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following statement sets forth the estimated amounts of expenses to be borne by the Company in connection with the distribution of the Common Stock offered hereby:

         Securities and Exchange Commission Registration Fee.............................       $ 1,352.50
         Accounting Fees and Expenses....................................................    *    1,000.00
         Legal Fees and Expenses.........................................................    *    2,000.00
         Miscellaneous Expenses..........................................................    *    1,000.00
                                                                                                 ----------
         Total Expenses..................................................................       $ 5,352.50
                                                                                                 ==========

         ------------------
         * Estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company is organized under the Michigan Business Corporation Act (the "MBCA") which, in general, empowers Michigan corporations to indemnify a person who is a party or threatened to be made a party to any civil, criminal, administrative or investigative action, suit or proceeding (other than actions by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or of another enterprise at such corporation's request, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection therewith if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders and, in the case of a criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. If a person is successful in defending against a derivative action or third-party action, the MBCA requires that a Michigan corporation indemnify the person against expenses incurred in the action.

         The MBCA also empowers Michigan corporations to provide similar indemnity against amounts paid in settlement and expenses actually and reasonably incurred by such a person in actions or suits by or in the right of the corporation except in respect of any claim, issue or matter as to which such person is adjudged to be liable to the corporation, unless and only to the extent that a court determines that, despite the adjudication of the liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity.

         The Company's bylaws generally require the Company to indemnify its directors and officers to the fullest extent permissible under Michigan law, require the advancement and reimbursement of expenses under certain circumstances and establish a procedure for determination of when indemnification is proper.

         The MBCA permits Michigan corporations to limit the personal liability of directors for a breach of their fiduciary duty. The Company's Articles of Incorporation, which limit liability to the maximum extent permitted by law, provide that a director of the Company will not be personally liable to the Company or its shareholders for monetary damages for breach of the director's fiduciary duty. However, the MBCA and the Articles of Incorporation do not eliminate or limit the liability of a director for any of the following: (i) a breach of the director's duty of loyalty to the Company or its shareholders;
(ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) declaration of an unlawful dividend, stock purchase or redemption; (iv) a transaction from which the director derives an improper personal benefit; and (v) an act or omission occurring prior to the date when the provision becomes effective. As a result of the inclusion of such a provision, shareholders of the Company may be unable to recover monetary damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions.

         Under an insurance policy maintained by the Company, the directors and officers of the Company are insured, within the limits and subject to the limitations of the policy, against certain expenses and liabilities incurred in connection with the defense of certain claims, actions, suits or proceedings which may be brought against them by reason of being or having been directors or officers. In addition, a certain registration rights agreement to which the Company is a party provides that the Company will indemnify, to the extent permitted by law, each holder of "registrable securities" (as defined in such agreement) against all losses, claims, damages, liabilities and expenses caused by misstatements or omissions in any registration statement, prospectus or preliminary prospectus, except insofar as such misstatements are caused by or contained in information furnished to the Company by such holders.

ITEM 16. EXHIBITS
                  A list of exhibits included as part of this Registration Statement is set forth below.

5        Opinion of Dykema Gossett PLLC

23(a)    Consent of PricewaterhouseCoopers LLP *

23(b)    Consent of Dykema Gossett PLLC (contained in their opinion filed as Exhibit 5)

24(a)    Power of Attorney (set forth on signature page) *

99(a)    Salesperson Retention Plan *

* Previously filed as Exhibit to our Registration Statement on Form S-3 filed January 19, 2001

ITEM 17. UNDERTAKINGS

         1. The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         2. The undersigned registrant hereby undertakes: (a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement, (b) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof, and (c) to remove from registration by means of a post-effective amendment any of the securities which remain unsold at the termination of the offering.

         3. The undersigned registrant hereby undertakes that for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         4. The undersigned registrant hereby undertakes that insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

         5. The undersigned registrant hereby undertakes that (a) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective and (b) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, Champion Enterprises, Inc. has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Auburn Hills, in the State of Michigan on March 23, 2001.


                                                CHAMPION ENTERPRISES, INC.



                                                By      *
                                                  ------------------------------
                                                  Name: Walter R. Young
                                                  Title: President and Chief
                                                  Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed below by the following persons in the capacities indicated on March 23, 2001.



*                                               Chairman of the Board of
-------------------------------------           Directors, President and Chief
Walter R. Young                                 Executive Officer (Principal
                                                Executive Officer)


*                                               Executive Vice President and
-------------------------------------           Chief Financial Officer
Anthony S. Cleberg                              (Principal Financial Officer)



*                                               Vice President and Controller
-------------------------------------           (Principal Accounting Officer)
Richard Hevelhorst



*                                               Director
-------------------------------------
Robert W. Anestis


*                                               Director
-------------------------------------
Selwyn Isakow


*                                               Director
-------------------------------------
Ellen R. Levine

*                                               Director
-------------------------------------
Brian D. Jellison


*                                               Director
-------------------------------------
George R. Mrkonic


*                                               Director
-------------------------------------
Carl L. Valdiserri


*By:/s/ JOHN J.COLLINS, JR.
    -----------------------
       Attorney-in-fact

                                 EXHIBIT INDEX

Exhibit No.                Description of Exhibits                                      Page No.
-----------                -----------------------                                      --------
5                          Opinion of Dykema Gossett PLLC

23(a)                      Consent of PricewaterhouseCoopers LLP*

23(b)                      Consent of Dykema Gossett PLLC
                           (included in Exhibit 5)

24(a)                      Power of Attorney (set forth on signature page)*

99(a)                      Salesperson Retention Plan*

* Previously filed as Exhibit to our Registration Statement on Form S-3 filed
January 19, 2001